UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U-BX Technology Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G9161K112
(CUSIP Number)

Zhongguan Science and Technology Park No. 1 Linkong Er Road, Shunyi District, Beijing People’s Republic of China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G9161K112

1	Name of reporting person
Jian Chen
2	Check the appropriate box if a member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Source of funds (See Instructions)
PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

China
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
2,757,301 Ordinary Shares (1)
	8	Shared Voting Power
0 Ordinary Shares
	9	Sole Dispositive Power
2,757,301 Ordinary Shares (1)
	10	Shared Dispositive Power
0 Ordinary Shares
11	Aggregate amount beneficially owned by each reporting person
2,757,301 Ordinary Shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
☐
13	Percent of class represented by amount in Row (11)
55.58% (2)
14	Type of Reporting Person (See Instructions)
IN

(1)	Including 525,00 ordinary shares of U-BX Technology Ltd. (“Ordinary Shares”) held by the reporting person (the “Reporting Person”) as of the date hereof and 1,575,000 Ordinary Shares issuable pursuant to certain warrants held by the Reporting Person, expiring November 28, 2029 (“Warrant Shares”). Superego Pulse Limited, a company formed under the laws of the British Virgin Islands, of which Jian Chen (the “Reporting Person”) is the sole shareholder and director, holds 525,151 Ordinary Shares. In addition, Superego Pulse Limited is the general partner of Columbus Information consulting L.P., a limited partnership established under the laws of the British Virgin Islands and a stock incentive platform for the Company’s employees. Jian Chen has the sole voting and dispositive power of and is deemed the beneficial owner of the 525,151 Ordinary Shares held by Superego Pulse Limited and the 132,150 Ordinary Shares held by Columbus Information consulting L.P.

(2)	Based on 3,385,607 Ordinary Shares outstanding as of the date thereof and 1,575,000 Warrant Shares.

Explanatory Note

This Schedule 13D is filed by the Reporting Persons to amend the Schedule 13G filed by the Reporting Persons on December 13, 2024, relating to the Ordinary Shares.

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Ordinary Shares

(b)	Name of Issuer:

U-BX Technology Ltd.

(c)	Address of Issuer’s Principal Executive Offices:

Zhongguan Science and Technology Park, No. 1 Linkong Er Road, Shunyi District, Beijing, People’s Republic of China

Item 2.	Identity and Background

(a)	Jian Chen

(b)	c/o U-BX Technology Ltd. Zhongguan Science and Technology Park, No. 1 Linkong Er Road, Shunyi District, Beijing, People’s Republic of China

(c)	Jian Chen: Chief Executive Officer and Director of U-BX Technology Ltd. with the principle business address of Zhongguan Science and Technology Park, No. 1 Linkong Er Road, Shunyi District, Beijing, People’s Republic of China

(d)	No

(f)	China

Item 3.	Source and Amount of Funds or Other Consideration

PF

Item 4.	Purpose of Transaction

In 2021 and 2022, U-BX Technology Ltd. issued 525,151 Ordinary Shares (as adjusted pursuant to the reverse stock split completed in November 2024) to Superego Pulse Limited and 132,150 Ordinary Shares (as adjusted pursuant to the reverse stock split completed in November 2024) to Columbus Information consulting L.P. Jian Chen has the sole voting and dispositive power of and is deemed the beneficial owner of the 525,151 Ordinary Shares held by Superego Pulse Limited and the 132,150 Ordinary Shares held by Columbus Information consulting L.P.

Jian Chen purchased 525,000 Ordinary Shares and warrants to purchase up to additional 1,575,000 Ordinary Shares (the “Warrants”) expiring November 28, 2029, at a purchase price of $4.00 per Ordinary Share and accompanying warrants for investment purpose, in the a private placement completed on November 28, 2024.

Item 5.	Interest in Securities of the Issuer

		Name	Number of Ordinary Shares		Percentage

(a)	Amount Beneficially Owned	Jian Chen	2,757,301	(1)	55.58	%(2)

(b)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	Jian Chen	2,757,301	(1)

	(ii) Shared power to vote or to direct the vote:	Jian Chen	0

	(iii) Sole power to dispose or to direct the disposition of:	Jian Chen	2,757,301	(1)

	(iv) Shared power to dispose or to direct the disposition of:	Jian Chen	0

(1)	Including 525,00 Ordinary Shares of U-BX Technology Ltd. held by the Reporting Person as of the date hereof and 1,575,000 Warrant Shares. Superego Pulse Limited, a company formed under the laws of the British Virgin Islands, of which Jian Chen is the sole shareholder and director, holds 525,151 Ordinary Shares. In addition, Superego Pulse Limited is the general partner of Columbus Information consulting L.P., a limited partnership established under the laws of the British Virgin Islands and a stock incentive platform for the Company’s employees. Jian Chen has the sole voting and dispositive power of and is deemed the beneficial owner of the 525,151 Ordinary Shares held by Superego Pulse Limited and the 132,150 Ordinary Shares held by Columbus Information consulting L.P.

(2)	Based on 3,385,607 Ordinary Shares outstanding as of the date thereof and 1,575,000 Warrant Shares.

(c)	Jian Chen did not effect any transaction during the past sixty days or since the most recent filing of Schedule 13D (§ 240.13d-101), whichever is less, other than the acquisition of 525,000 Ordinary Shares and Warrants to purchase up to 1,575,000 Ordinary Shares.

(d)	not applicable

(e)	not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person entered into a Securities Purchase Agreement to acquire 525,000 Ordinary Shares and Warrants to purchase up to 1,575,000 Ordinary Shares.

The Warrants are exercisable upon issuance and will expire five years from their initial date of exercise. The warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise. In addition, if at any time after the three months’ anniversary of the date of issuance, the holder of the warrant may alternatively exchange all, or any part, of the warrants into such aggregate number of Ordinary Shares equal to the product of (x) 0.8 and (y) such aggregate number of Ordinary Shares underlying such portion of the warrants to be exercised.

The Reporting Person entered into a Registration Rights Agreement and U-BX Technology Ltd. agreed to file with the U.S. Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares, warrants, and Warrant Shares purchased through the Securities Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
A	Securities Purchase Agreement, filed as exhibit 10.1 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference in this Schedule 13D.
B	Ordinary Share Purchase Warrant, filed as exhibit 10.2 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference in this Schedule 13D.
C	Registration Rights Agreement, filed as exhibit 10.3 to the Report on Form 6-K filed on December 4, 2024 and incorporated by reference in this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2024

U-BX Technology Ltd.

/s/ Jian Chen
Jian Chen